EXHIBIT n.4

September 23, 2009

Gabriela Martes

Global Venture Capital Services

VentureSource / FIS / Dow Jones & Co.

201 California Street, 10th Floor

San Francisco, CA 93111

Dear Gabriela,

Hercules would like the consent of VentureSource/Dow Jones to use the following paragraphs in our upcoming Filing. If acceptable, please sign and fax to me at 866.811.3908.

Thank You,

Sally Borg

Unfulfilled Demand for Structured Debt Financing to Technology-Related Companies. Private debt capital in the form of structured debt financing from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for structured debt financing to emerging-growth and expansion-stage companies is a function of the level of annual venture equity investment activity. During the first six months of 2009, venture capital-backed companies received, in approximately 1,078 transactions, equity financing in an aggregate amount of approximately $9.3 billion, representing an 43% decrease from the same period of the preceding year, as reported by Dow Jones VentureSource. In addition, overall, the median round size during the first six months of 2009 was $5.0 million, down from $7.3 million in 2008. These decreases were primarily a result of overall economic decline. Overall, seed- and first-round deals made up 20% of the deal flow in 2008, and later-stage deals made up roughly 52% of all capital invested.

Higher Valuations for Private Technology-Related Companies. During the downturn in technology industries that began in 2000, the markets saw sharp and broad declines in valuations of venture capital and private equity-backed technology-related companies. According to Dow Jones VentureSource, the median pre-money valuation for venture capital-backed companies in 2000 was $25.0 million declining to a low of $10.0 million in 2003. As of December 31, 2008, the median pre-money valuation for venture capital-backed companies was $23.1 million compared to $20.5 million for the first half of 2009. We believe the valuations currently assigned to venture capital and private equity-backed technology-related companies in private financing rounds are reasonably valued and should allow us to continue to build a portfolio of equity-related securities at attractive valuation levels.

      /s/    Gabriela Martes

Gabriela Martes, Global Venture Capital Service

                    9/24/09                      Date

400 HAMILTON AVENUE

SUITE 310

PALO ALTO, CA 94301

TEL:    650.289.3060

FAX:    650.473.9194

WWW.HTGC.COM